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                    UNITED STATES                         OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION       OMB Number:      3235-0058
               Washington, D.C. 20549              Expires:      May 31, 1997
                                                   Estimated average burden
                 FORM 12b-25                       hours per response....2.50
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                                                        SEC FILE NUMBER
            NOTIFICATION OF LATE FILING                    0-3296
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                                                        Cusip Number
                                                        255551-10-3
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(Check One): [X]Form 10-K  []Form 20-F  []Form 11-K  []Form 10-Q  []Form N-SAR

               Form Period Ended: December 31, 1995
               [ ] Transition Report on Form 10-K
               [ ] Transition  Report  on Form  20-F
               [ ] Transition  Report  on Form 11-K
               [ ] Transition  Report on Form 10-Q
               [ ] Transition  Report on Form  N-SAR
               For the Transition Period Ended: -----------------------

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT  INFORMATION

                          DIXIE NATIONAL CORPORATION
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 Full Name of Registrant

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 Former Name if Applicable

                           107 The Executive Center
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 Address of Principal Executive Office (Street and Number)

                         Hilton Head Island, SC 29928
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 City, State and Zip Code

Part II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               (b) The subject annual report,  semi-annual report,  transition
[X] report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

 State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)
                                                               SEC 1344 (6/94)

PART IV - OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

 David E. Williams              803                   785-7850
 -----------------           -----------          ------------------
     (Name)                  (Area Code)          (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               [X] Yes   [ ]No



 (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [ ]No

 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                          Dixie National Corporation
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                 (Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 1, 1996             By  /s/David S. Williams
     -----------------------        ---------------------
                                    David E. Williams, Chief Financial Officer

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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 Intentional  misstatements  or omissions of fact constitute  Federal Criminal
 Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

 1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

 4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

 5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(d) of Regulation S-T (ss.232.13(b) of this chapter).

 Part III
 Form 12b-25
 Dixie National Corporation

 Dixie National Corporation ("Corporation") has encountered delays in completion of its audited financial statements for the year ended December 31, 1995, which are required to be included in the 1995 Form 10-K. The Corporation plans to file its Form 10-K for the year ended December 31, 1995 on or before the fifteenth calendar day following the April 1, 1996 due date.


 PART IV - Other Information
 Form 12b-25
 Dixie National Corporation


 On October 2, 1995 the Corporation completed the sale of Dixie National Life which was 99.3% owned by the Corporation to Standard Life Insurance Company of Indiana. Dixie Life represented virtually all of the Corporation's assets and operations. This sale has previously been reported on Form 8-K on October 2, 1995 and on Form 10-Q for the nine months ended September 30, 1995. It is anticipated that the reporting of this transaction on the Corporation's Form 10-K for the year ended December 31, 1995 will show significant changes in results of operations from the corresponding prior years' financial statements.